

Mail Stop 3561

October 4, 2017

Via E-mail
Garrett Potter
Chief Financial Officer
HYLETE, Inc.
564 Stevens Avenue
Solana Beach, CA 92075

> **Re: HYLETE, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed September 29, 2017**
> **File No. 024-10736**

Dear Mr. Potter:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2017 letter.

Index to Exhibits

1.   We note your response to comment 5. Please file your lease agreement for your headquarters as an exhibit. Additionally, it appears that your business is substantially dependent on your logistics agreement because the provider handles all the shipping, storage and returns of your products. Please file your agreement with 3PL as an exhibit or advise.

You may contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Jeanne Campanelli
        KHLK LLP